

DBRS FORM NRSRO

EXHIBIT 4

March 30, 2016



Organizational Chart

DBRS

03/30/2016

Exhibit 4A - Organization of DBRS, Inc. and DBRS Limited Holding Companies and Material Affiliates



**Walter Schroeder,
The Walter Schroeder Family Trust, and
The Walter Schroeder (2014) Family Trust**

**DBRS Management and Others
(7%)**

**Funds Affiliated with Carlyle Investment Management L.L.C.
(46.5%)**

**Funds Affiliated with Warburg Pincus L.L.C.
(46.5%)**

Colonial House Capital Limited

**Ratings Acquisition Corp.
(Cayman)**

Warrants *

**AAA UK Holding Co.
Limited (UK)**

**AAA UK Acquisition Co.
Limited (UK)**

**DBRS Ratings Limited
(UK)
(Not part of the NRSRO)**

**DBRS, Inc.
(US)**

**DBRS Limited
(Canada)**

Preferred Shares **

*The Warrants represent up to 2.5% of the ordinary shares of Ratings Acquisition Corp on a diluted basis and are exercisable upon the achievement of certain performance based hurdles.

**The Preferred Shares will hold up to 10.1% of the voting rights of DBRS Limited but, subject to limited exceptions, are contractually obligated to vote as directed by AAA UK Holding Co. Limited.

3

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure





Dan Curry
President & Chief Executive Officer
New York

Bill Schager
Chief Financial Officer
New York

Detlef Scholz
Head of Europe
European Operations
London

Luis Reyna
Chief Credit Officer
Credit Policy
New York

Douglas E. Turnbull
Vice President –
Country Head, Canada
Toronto

Claire Mezzanotte
Group Managing Director
Structured Finance
New York

Alan G. Reid
Group Managing Director
Financial Institutions & Sovereign
New York

Eric Beauchemin
Group Managing Director
Global Corporates
Toronto

Joe Stroud
Chief Legal Counsel
New York

Matt Wylie
Group Managing Director
Growth & Strategy
New York

Sean O'Connor
Managing Director
Structured Finance
Business Development
New York

Sean Lensborn
Chief Information Officer
Global Technology &
Global Data Management
New York

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Dan Curry
President & CEO
New York

Eric Beauchemin
Group Managing Director
Global Corporates

- Project Finance
- Infrastructure Finance
- Real Estate & Public Finance
- Industrials
- Consumer, Communications, Retail & Media
- Corporate Research & Analysis
- Energy/ Banking

Alan G. Reid
Group Managing Director
Financial Institutions & Sovereign

- US Financial Institutions
- Canadian Financial Institutions
- Sovereign

Claire Mezzanotte
Group Managing Director
Structured Finance

- Structured Credit
- Asset-Backed Securities
- Residential Mortgage Backed Securities
- Commercial Mortgage Backed Securities
- Covered Bonds
- Surveillance
- Canadian Structured Finance
- Operational Risk
- Default Modeling

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Dan Curry
President & CEO
New York

Joe Stroud
Chief Legal Counsel
New York

Brian Weiss
Chief Compliance Officer

Global Regulatory Affairs

Canadian Legal
& General Counsel

Global Enterprise Risk
Management

VP Compliance
Toronto

VP Compliance
New York

VP Compliance
Monitoring & Testing
New York

VP Compliance
Toronto

Compliance Analyst
New York

VP Compliance
Policies & Procedures
New York

Compliance Analyst
Toronto

Junior Compliance Analyst
Toronto